NEUBERGER BERMAN EQUITY SERIES
                            ADMINISTRATION AGREEMENT

                                   SCHEDULE B


            Compensation pursuant to Paragraph 3 of Neuberger Berman Equity Series Administration Agreement shall be 0.15% per annum of the average daily net assets of the Series.


Dated: June 28, 1999